February 11, 2005

Via EDGAR (with hard copy by courier)

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW — MS-306

Washington DC  20549-0306

Attn:                    Mr. Martin James

Mr. Daniel Gordon

Re:                             Micron Technology, Inc.

Form 10-K for the fiscal year ended September 2, 2004

SEC File No. 1-10658

Gentlemen:

This letter responds to Mr. Gordon’s letter dated December 16, 2004, which sets forth the comments of the Staff of the Securities and Exchange Commission (the “Staff”) regarding the above referenced report of Micron Technology, Inc. (“the Report”).  The text of the Staff’s comment is reproduced below in its entirety followed by our response.

Form 10-K for the fiscal-year ended September 2, 2004

Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations

Inventory write-downs - page 16

1.                   We note that we issued comments regarding this non-GAAP financial measure related to adjusted gross margin.  This disclosure represents a non-GAAP financial measure and, in light of the issuance of FR-65, it appears that your presentation of adjusted gross margin is not appropriate. In this regard, we believe this non-GAAP financial measure cannot be reconciled, as required by FR-65, because the adjustment related to sales of written down inventory is not reflected in your financial statements.  Generally, non-GAAP financial measures exclude one or more “non-recurring” items or can be calculated using elements derived from financial presentations.  In accordance with Item 303 of Regulation S-K, we would not object to you discussing the sale of previously written down inventory and the impact on COGS in a narrative format. In future filings please remove the non-GAAP financial measure.  For reference see the Frequently Asked Questions and Item 10(e) of Regulation S-K regarding the use of non-GAAP financial measures.

Response:

We respectfully share with the Staff that the essence of the question before us is how the Company can best provide transparent information on the Company’s manufacturing cost trends (as requested by the investment community and as arguably required by SEC rules and regulations), which are camouflaged by inventory write-downs in accordance with generally accepted accounting principles.  After careful consideration of Regulation S-K Item 10(e), “Use of non-GAAP financial measures in Commission filings,” the Staff’s “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” and FR-65, “Conditions for Use of Non-GAAP Financial Measures,” and discussions with our independent registered public accounting firm and external legal counsel, the Company concluded that the most effective means to provide transparent financial reporting was to present a reconciliation table in our MD&A of Gross margin — as adjusted.  Such presentation readily allows the reader to consider the estimated effect of prior write-downs and thereby evaluate trends in manufacturing costs.  Trends in manufacturing costs are one of the most significant performance measures for the Company.  The tabular presentation provides information to the investment community consistent with information management uses in its ongoing operating decisions.  We respectfully submit that discussing the sale of previously written down inventory and the impact on cost of goods sold in a narrative format, while compliant with applicable law, would be noticeably less transparent.  Additionally, if the substance of the information currently being presented meets regulatory requirements, as is suggested by the Staff’s concurrence with narrative presentation, then the rationale for excluding tabular presentation is not apparent.

The line item “Estimated effect of previous write-downs” adjusts GAAP-based gross margin in the current period to reflect the original historical cost basis of product sold during the period.  Our GAAP-based gross margin in the current period may exclude significant costs relating to inventory sold that was subject to a previous write-down.  The accelerated recognition of a portion of the original historical costs basis does not change the fact that the true historical cost basis of the inventory sold during the period was much higher than what our GAAP-based gross margin may indicate.  These higher original historical costs reflect actual costs incurred by the Company and are recorded by the Company in our accounting records.  A clear understanding of the relationship of the GAAP-based gross margins to the original historical cost basis of products sold is fundamental to the transparency of our filings and the reader’s understanding of the Company’s financial results.

Furthermore, we bring to the Staff’s attention that we began disclosing in our filings with the Commission “Gross margin — as adjusted” in response to recurring inquiries from the investment community concerning (i) the effect of our write-downs on periods’ reported gross margins and (ii) the relationship of actual historical cost to current and future average selling prices for our products.  Management of the Company uses actual historical costs, as represented by the “as adjusted” numbers, to make decisions and monitor performance of the Company’s operations.

We have further evaluated the definition of a non-GAAP financial measure as set forth in Regulation S-K, Item 10(e)(2), and respectfully disagree with the Staff’s position that the adjustment related to sales of written down inventory is not reflected in our financial statements.

The “estimated effect” calculation inherently comes from and is consistent with the Company’s inventory accounting policies applied in accordance with GAAP.  With respect to the Staff’s concern that “Estimated effect of previous write-downs” is not an amount specifically recorded in our accounting records, we point out that the write-downs were included in our reported income statement in a previous period or periods.

We believe our MD&A complies with and contains all necessary disclosures required by SEC regulations regarding the presentation of non-GAAP financial measures.  We continue to believe that the most transparent disclosure to facilitate an accurate understanding by our shareholders and the investment community of the underlying trends in manufacturing costs of the Company is through the tabular presentation in our MD&A.

*  *  *  *

Pursuant to the Staff’s instructions, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Micron wishes to thank the Staff for promptly completing its review of this response letter and the Company’s Report.

If we can facilitate the Staff’s further review of our Report, or if the Staff has any questions on any of the information set forth herein, please call me at (208) 368-4621.  My fax number is (208) 363-2900.

Sincerely,

MICRON TECHNOLOGY, INC.
/s/ W. G. Stover, Jr.
W. G. Stover, Jr.
Vice President of Finance
and Chief Financial Officer

cc:                                 Ms. Heather Tress, Securities and Exchange Commission

Mr. Roger J. Guido, PricewaterhouseCoopers LLP

Mr. Michael A. Occhiolini, Wilson Sonsini Goodrich & Rosati